Exhibit 99.1
News release via Canada NewsWire, Calgary 403-269-7605

     Attention Business/Financial Editors:
     ARC Energy Trust announces a decrease in distribution amount effective
     February 16, 2009 and a decrease to the 2009 capital program

     CALGARY, Jan. 12 /CNW/ - (AET.UN and ARX - TSX) ARC Energy Trust (the
"Trust" or "ARC") announced today that in light of the continued weak commodity price environment and the increasing disparity between the U.S. WTI and Canadian oil price, the Board of Directors has determined that the cash distribution to be paid on February 16, 2009, in respect of the January 2009 production, for unitholders of record on January 30, 2009, will be $0.12 per trust unit. This is a decrease of $0.03 per unit. The ex-distribution date is
January 28, 2009. Distributions are reviewed regularly in the context of commodity prices and other factors and are subject to revision by the Board of
Directors.
     In our December 5, 2008 news release, ARC announced that it intends to spend approximately $200 million in the first half of 2009 on its capital program and that the full year capital program would be reviewed on an ongoing basis. ARC is on track to spend approximately $200 million in the first half of 2009 and believes it is prudent to reduce the full year capital program to approximately $450 million through a reduction in capital costs and a deferral of some capital spending into the first quarter of 2010. Despite these changes to the 2009 capital program ARC is maintaining its 2009 production guidance at
64,000 to 65,000 boe per day. As per ARC's normal practice this will be reviewed at mid year. ARC still expects the first 60 mmcf per day of new processing capacity at Dawson to be on stream in the first quarter of 2010.
     The strength and flexibility of ARC's balance sheet is paramount to the
Trust so it is in a strong position to finance the development of its Montney resources, to continue to manage its base assets and take advantage of possible strategic acquisition opportunities should they present themselves.

     ARC Energy Trust is one of Canada's largest conventional oil and gas royalty trusts with an enterprise value of approximately $5 billion. The Trust expects 2009 oil and gas production to average 64,000 to 65,000 barrels of oil equivalent per day from six core areas in western Canada. ARC Energy Trust units trade on the TSX under the symbol AET.UN and ARC Resources exchangeable shares trade under the symbol ARX.

     Note: Barrels of oil equivalent (boe) may be misleading, particularly if used in isolation. In accordance with NI 51-101, a boe conversion ratio for natural gas of 6 mcf: 1 bbl has been used, which is based on an energy equivalency conversion method primarily applicable at the burner tip and does not represent a value equivalency at the wellhead.

     ADVISORY - In the interests of providing ARC unitholders and potential investors with information regarding ARC, including management's assessment of
ARC's future plans and operations, certain information contained in this document are forward-looking statements within the meaning of the "safe harbour" provisions of the United States Private Securities Litigation Reform
Act of 1995 and the Ontario Securities Commission. Forward-looking statements in this document include, but are not limited to, ARC's internal projections, expectations or beliefs concerning future operating results, and various components thereof; the production and growth potential of its various assets, estimated total production and production growth for 2009 and beyond; the sources, deployment and allocation of expected capital in 2009; and the success of future development drilling prospects. Readers are cautioned not to place undue reliance on forward-looking statements, as there can be no assurance that the plans, intentions or expectations upon which they are based will occur. By their nature, forward-looking statements involve numerous assumptions, known and unknown risks and uncertainties, both general and specific, that contribute to the possibility that the predictions, forecasts, projections and other forward-looking statements will not occur, which may cause ARC's actual performance and financial results in future periods to differ materially from any estimates or projections of future performance or results expressed or implied by such forward-looking statements.

     <<
     ARC RESOURCES LTD.
     John P. Dielwart,
     President and Chief Executive Officer
     >>

     %SEDAR: 00001245E          %CIK: 0001029509

     /For further information: about ARC Energy Trust, please visit our website www.arcenergytrust.com or contact: Investor Relations, E-mail:
ir(at)arcresources.com, Telephone: (403) 503-8600, Fax: (403) 509-6417, Toll Free
1-888-272-4900, ARC Resources Ltd., Suite 2100, 440 - 2nd Avenue S.W. Calgary,
AB, T2P 5E9/
     (AET.UN. ARX.)

CO:  ARC Energy Trust; ARC Resources Ltd.

CNW 23:07e 12-JAN-09